



16019246

June 29, 2016

VIA ELECTRONIC AND OVERNIGHT MAIL

Mr. Chris Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Submission

Dear Mr. Grobbel:

Enclosed in accordance with Section 6 of the Securities Exchange Act and Exchange Act Rule 6a-2, please find an original and two copies of Form 1 – Amendment to Application for Registration as a National Securities Exchange submitted by the Chicago Stock Exchange. As discussed, please note that due to the interim nature of the annual elections, the Board has not yet confirmed the Committee lists for 2016/2017. Therefore, I have attached the Committee lists for 2015/2016 until the Board formalizes the changes.

If you have any questions about the enclosures, please contact me at (312) 663-2937.

Sincerely,

James G. Ongena
Senior Vice President and
General Counsel

Enclosures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1

Amendment to an Application for Registration as a National Securities Exchange

Period Covered: July 1, 2015 to June 30, 2016

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

<u>Form 1 Execution Page</u>

<u>Form 1 Exhibits</u>

Exhibit A
Exhibit B
Exhibit C
Exhibit D
Exhibit I
Exhibit J
Exhibit K
Exhibit M
Exhibit N

<u>Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2) and (d)(3)</u>

Certificate Regarding Certain Information Continuously Available on an Internet Website (Exhibits A, B, C, J, M and N)

Certificate Regarding Certain Unpublished Information (Exhibits J, M and N)

Dated June 29, 2016

CHICAGO STOCK EXCHANGE, INC.

By: 
John K. Kerin

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

FORM 1 INSTRUCTIONS

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Chicago Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle Street, Suite 800 Chicago, Illinois 60605

SEC Mail Processing Section JUL 07 2016 Washington DC 412

3. Provide the applicant's mailing address (if different):
   Same
4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2021 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John K. Kerin (Name) CEO (Title) 312-663-2021 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James G. Ongena
   440 S. LaSalle Street, Suite 800
   Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2016 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) ~~John K. Kerin, CEO~~ (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 10/21/18 County of Cook State of Illinois


OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT A – filed and current as of June 29, 2016

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT B – filed and current as of June 29, 2016

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT C – filed and current as of June 29, 2016

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)


CHX
CHICAGO
STOCK
EXCHANGE

8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.

Chicago Stock Exchange, Inc.
2015 - 2016 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	[Vacancy] Charles Rogers Matthew Frymier	Kruno Huitzingh John Kerin
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Matthew Frymier (Chair) [Vacancy] Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka Maryann Waryjas Anthony Saliba
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Charles Rogers (Chair) [Vacancy] Kathy Cheevers* Mary Lou Giustini Kruno Huitzingh Maryann Waryjas Anthony Saliba *(non-voting advisor)	
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	Chad Bluett (Chair) Jon Bloom [Vacancy]	Scott Freyn Mike Pelech Ryan Peterson Noel Reyes

Committee	Members
Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*	
Compensation Committee: Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.	Kruno Huitzingh (Chair) [Vacancy] Charles Rogers Matthew Frymier Colin Cheek
Audit Committee: Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.	Kruno Huitzingh (Chair) [Vacancy] Charles Rogers Mary Lou Giustini Maryann Waryjas Anthony Saliba
Participant Advisory Committee: Must have at least five members, all of whom must be Participants.	Chad Bluett Jon Bloom [Vacancy] Scott Freyn Mike Pelech Ryan Peterson
Nominating and Governance Committee:* Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.	Maryann Waryjas (Chair) [Vacancy] Kathy Cheevers Matthew Lavicka
Listing Committee:	Kruno Huitzingh (Chair) Charles Rogers Kathy Cheevers Mary Lou Giustini

*The Nominating and Governance Committee is appointed by the Board of directors.

CHX Holdings, Inc.
2015 - 2016 Committee Roster

Committee Name and Requirements:	**Committee Members:**	
Executive Committee:	[Vacancy] Charles Rogers Matthew Frymier (Chair)	Kruno Huitzingh John Kerin [Vacancy]
Finance Committee:	Matthew Frymier (Chair) [Vacancy] Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka Anthony Saliba Maryann Waryjas
Compensation Committee:	Kruno Huitzingh (Chair) [Vacancy] Charles Rogers	Matthew Frymier Colin Cheek
Audit Committee:	Kruno Huitzingh (Chair) [Vacancy] Charles Rogers	Mary Lou Giustini Maryann Waryjas Anthony Saliba
Nominating and Governance Committee:* Consists of six directors.	Maryann Waryjas (Chair) [Vacancy] Kathy Cheevers	Kruno Huitzingh Matthew Lavicka Noel Reyes

*The Nominating and Governance Committee is appointed by the Board of Directors.


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT D – filed and current as of June 29, 2016

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that affect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Financial statements attached:

- **Chicago Stock Exchange, Inc.**
- **CHX Holdings, Inc.**
- **CHXBD, LLC**



Chicago Stock Exchange, Inc.

Financial Statements
Year Ended December 31, 2015

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.


BDO

Chicago Stock Exchange, Inc.

Financial Statements
Year Ended December 31, 2015

Chicago Stock Exchange, Inc.

Contents



Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

330 N. Wabash Avenue, Suite 3200
Chicago, IL 60611

Independent Auditor's Report

Board of Directors
Chicago Stock Exchange, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of the Chicago Stock Exchange, Inc. ("CHX"), which comprise the balance sheet as of December 31, 2015 and the related statements of operations and comprehensive income, shareholders' deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to CHX's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CHX's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Chicago Stock Exchange, Inc. as of December 31, 2015 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Chicago, Illinois
June 21, 2016

Financial Statements

Chicago Stock Exchange, Inc.

Balance Sheet

December 31,		2015
Assets		
Current Assets		
Cash and cash equivalents	$	7,067,000
Accounts receivable — net		3,810,000
Prepaid expenses		655,000
Other current assets		36,000
Total Current Assets		11,568,000
Noncurrent Assets		
Equipment, leasehold improvements, software and other capitalized costs — net		3,314,000
Prepaid expenses		77,000
Total Noncurrent Assets		3,391,000
Total Assets	$	14,959,000

Chicago Stock Exchange, Inc.

Balance Sheet

December 31,		2015
Liabilities and Shareholder's Deficit		
Current Liabilities		
Section 31 fees payable	$	4,803,000
Other current liabilities		2,894,000
Total Current Liabilities		7,697,000
Noncurrent Liabilities		
Due to parent company		15,647,000
Note payable - net of note discount of $126,000 and note principal reduction of $933,000		4,941,000
Nonqualified pension plan		2,458,000
Other noncurrent liabilities		1,601,000
Total Noncurrent Liabilities		24,647,000
Total Liabilities		32,344,000
Shareholder's Deficit		
Common stock, $0.01 par value – 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		6,924,000
Accumulated deficit		(23,682,000)
Accumulated other comprehensive loss		(627,000)
Total Shareholder's Deficit		(17,385,000)
Total Liabilities and Shareholder's Deficit	$	14,959,000

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Operations and Comprehensive Income

Year ended December 31,		2015
Revenues		
Transaction fees — net of institutional broker credits of $1,345,000	$	13,951,000
Participant services and fees		2,835,000
Market data fees - net of participant rebates of $834,000		1,932,000
Trading permit fees		617,000
Listing fees		204,000
Interest		14,000
Total revenues		19,553,000
Expenses		
Employee compensation and benefits		11,117,000
Professional and other outside services		2,237,000
Communications, equipment and related costs		1,226,000
General and administrative		1,041,000
Facilities rent, maintenance and utilities		697,000
Depreciation and amortization		660,000
Interest expense		491,000
Total expenses		17,469,000
Income before income taxes		2,084,000
Income tax expense		6,000
Net Income		2,078,000
Minimum Pension Liability		431,000
Comprehensive Income	$	2,509,000

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Shareholders' Deficit

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder's Deficit
	Shares	Amount				
Balance, January 1, 2015	1,000	$ -	$ 6,924,000	$ (25,760,000)	$ (1,058,000)	$ (19,894,000)
Net income	-	-	-	2,078,000	-	2,078,000
Minimum pension liability	-	-	-	-	431,000	431,000
Balance, December 31, 2015	1,000	$ -	$ 6,924,000	$ (23,682,000)	$ (627,000)	$ (17,385,000)

See accompanying notes to financial statements and independent auditor's report.

Chicago Stock Exchange, Inc.

Statement of Cash Flows

Year ended December 31,		2015
Cash Flows From Operating Activities		
Net income	$	2,078,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		660,000
Non-cash interest expense		250,000
Non-cash note prinicpal reduction		(533,000)
Changes in:		
Accounts receivable — net		(1,037,000)
Prepaid expenses		(79,000)
Other current assets		(29,000)
Noncurrent prepaid expenses		13,000
Section 31 fees payable		1,328,000
Other current liabilities		1,090,000
Due to parent company		(20,000)
Nonqualified pension plan		(77,000)
Other noncurrent liabilities		(97,000)
Net cash provided by operating activities		3,547,000
Cash Flows From Investing Activities		
Capital expenditures		(1,316,000)
Net Increase in Cash and Cash Equivalents		2,231,000
Cash and Cash Equivalents, at beginning of year		4,836,000
Cash and Cash Equivalents, at end of year	$	7,067,000
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for income taxes	$	1,000
Cash paid during the year for interest	$	240,000

See accompanying notes to financial statements and independent auditor's report.

1. Description of Business

The Chicago Stock Exchange, Inc. (CHX or the Exchange) is an equity exchange in the United States of America. CHX is a wholly-owned subsidiary of CHX Holdings, Inc. (Holdings or Parent), a for-profit, Delaware corporation.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds which invest in U.S. Treasury bills, notes, bonds, other U.S. obligations issued or guaranteed by the U.S. Treasury and securities purchased under resale agreements collateralized by U.S. Government securities. The Federal Deposit Insurance Corporation provides insurance coverage in the amount of $250,000 per deposit at each financial institution and CHX's non-interest-bearing cash balances may exceed federally insured limits.

Depreciation and Amortization

Depreciation is provided on the straight-line method over useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease. Capitalized labor costs are amortized using a straight-line method typically over five years, consistent with the life of the underlying asset (primarily internally-developed software).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value. CHX had impairment charges of $2,000 for the year ended December 31, 2015.

Income Taxes

CHX's parent files consolidated tax returns with its wholly-owned subsidiaries. The allocation of income tax expense is based on what the subsidiary's current and deferred tax expense would have been had the subsidiary filed a separate return.

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the FASB issued certain provisions of ASC 740, "*Income Taxes,*" related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2015.

Revenue Recognition

Transaction fees are imposed on certain trades and clearing activity executed by CHX institutional brokers and are recorded as of the trade date. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on CHX by the broker for which CHX received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through CHX by the broker for which CHX received a clearing fee. *Liquidity fees and rebates* are imposed on trades executed in the CHX matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Such fees and rebates are included in transaction fees in the statement of operations. *Participant services and fees* consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. *Market data fees* are earned on the sale of market transaction information and are derived from market share data. Market data fees are recorded on an accrual basis when earned. Participants may earn quarterly market data rebates in proportion to the participant's quoting of displayed orders in Tape A, B and C securities and in proportion to the participant's trading in Tape A, B, and C securities. *Trading permit fees* are recognized on an accrual basis when earned. *Listing fees* represent fees charged to security issuers for listing on CHX and are recognized ratably over the year for maintenance listings and, as incurred, for additional listings.

Due to Parent Company

Due to parent company consists of funds paid by Holdings on behalf of or advanced to CHX for operating expenses. Such transactions are recorded as intercompany payables and no interest is charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by Holdings. Holdings has no intention of demanding settlement of such payables within the next year.

Concentration of Transaction Fees Revenue

Certain CHX customers have business relationships with CHX institutional brokers and, as a result, send orders to such brokers for execution. CHX has a small number of institutional broker firms that transact such business. Two firms were responsible for the generation of approximately 77% of total gross transaction fees in 2015. If either of those firms was to sever their relationship with CHX and the related transactions were not executed by the remaining CHX brokers, CHX would be exposed to a significant amount of risk from the loss of such revenue. That risk is mitigated somewhat by the ability of other CHX institutional broker firms to compete for the activity generated by the originator of such orders.

Estimates

The preparation of the financial statements in accordance with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Accounts Receivable - net

Accounts receivable – net consisted of the following:

December 31,	2015
Accounts receivable	$ 2,784,000
Market data fees receivable	940,000
Other receivables	89,000
Subtotal	3,813,000
Less allowance	(3,000)
Total	$ 3,810,000

4. Equipment, Leasehold Improvements, Software and Other Capitalized Costs

Equipment, leasehold improvements, software and other capitalized costs consisted of the following:

December 31,	2015
Equipment and office furnishings	$ 1,769,000
Leasehold improvements	2,824,000
Software and other capitalized costs	1,360,000
Subtotal	5,953,000
Less accumulated depreciation and amortization	(2,639,000)
Total	$ 3,314,000

Software and other capitalized costs include purchased computer software, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with developing computer software for internal use.

The Exchange capitalized costs for computer software development in the amounts of $643,000 for the year ended December 31, 2015. Amortization expense for computer software development was $99,000 for 2015. For the years 2016 through 2019, the remaining estimated total amortization expense will be approximately $904,000.

5. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2015
Accrued compensation	$ 1,130,000
Accrued operating expenses	941,000
Credits to participants and other payables	538,000
Nonqualified pension plan	197,000
Accrued rent	88,000
Total	$ 2,894,000

6. Shareholder's Deficit

Common Stock

In February 2005, CHX, formerly a not-for-profit, non-stock corporation owned by its members, demutualized and became a for profit stock corporation and a wholly-owned subsidiary of CHX Holdings, Inc. CHX authorized 1,000 shares of common stock which were issued to its parent. 1,000 shares were outstanding at December 31, 2015. During 2015, no dividends were declared or paid on the common stock.

7. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

8. Income Taxes

CHX files consolidated tax returns with its Parent. The allocation of income tax expense is based on what the subsidiary's current and deferred tax expense would have been had the subsidiary filed a separate return.

At December 31, 2015, CHX had $6,000 and $0 of current and deferred tax expense, respectively. CHX had net deferred tax assets of $21,159,000 at December 31, 2015.

CHX believes that it is more likely than not that, as of December 31, 2015, all of the net deferred tax assets will not be recognized and will not provide a financial statement benefit in the future. Based upon consideration of CHX's history of operating losses and the uncertainty of overall profitability in the future, management recorded a valuation allowance of $21,159,000 at December 31, 2015 to reduce the net deferred tax assets to $0.

9. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $2,655,000 as of December 31, 2015, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "*Compensation—Retirement of Benefits*."

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below:

December 31,	2015
Change in projected benefit obligation:	
Benefit obligation, at beginning of year	$ 3,164,000
Interest cost	84,000
Net actuarial gain	(391,000)
Benefits paid	(202,000)
Projected benefit obligation, at end of year	$ 2,655,000

Weighted-average assumptions used to determine benefit obligations are as follows:

December 31,	2015
Discount rate	4.00
Rate of compensation increase	N/A

Change in fair value of plan assets is as follows:

For the year ended December 31,	2015
Change in plan assets	
Fair value of plan assets, at beginning of year	$ -
Employer contribution	202,000
Benefits paid	(202,000)
Fair value of plan assets, at end of year	$ -

Funded status is as follows:

December 31,	2015
Projected benefit obligation	$ (2,655,000)
Fair value of plan assets	-
Net amount recognized	$ (2,655,000)

Amounts recognized in the balance sheet are as follows:

December 31,		2015
Current liabilities	$	(197,000)
Noncurrent liabilities		(2,458,000)
Net amount recognized	$	(2,655,000)

Amounts recognized in accumulated other comprehensive loss in the statement of shareholders' deficit are as follows:

December 31,		2015
Net accrual gain	$	431,000
Net amount recognized	$	431,000

The accumulated benefit obligation for the nonqualified pension plan was $2,655,000 at December 31, 2015.

Components of net periodic benefit cost are as follows:

December 31,		2015
Interest cost	$	84,000
Recognized net actuarial loss		40,000
Net periodic benefit cost	$	124,000

Estimated future benefit payments, which reflect expected future service at December 31, 2015, are as follows:

Year ending December 31,		
2016	$	201,000
2017		198,000
2018		195,000
2019		191,000
2020		187,000
2021-2025		871,000

Weighted-average assumptions used to determine net periodic benefit costs for the year ended December 31, 2015 are as follows:

Year ended December 31,	2015
Discount rate	2.75%

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $222,000 for 2015.

The Exchange has future obligations under deferred compensation arrangements with certain executives, which vest pursuant to the respective plans, and are unfunded.

One agreement effective in 2012 vested and was paid annually over two years. The agreement vested pro rata on December 31, 2013 and 2014, provided that the employee remained continuously employed through the vesting date. $25,000 of this obligation vested and was paid in January 2015. Another agreement effective in 2015 vests each year on December 31, 2016 through December 31, 2022, provided that the employee remains continuously employed through the vesting period. These deferred compensation obligations total $0 as of December 31, 2015.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

The Exchange incurred severance costs related to the termination of certain employees of $16,000 in 2015, which is included in employee compensation and benefits within the Statement of Operations. Of this amount, $3,000 remains unpaid at December 31, 2015. The liability is included in other current liabilities within the Balance Sheet.

10. Note Payable

In March 2009, the Exchange amended its December 2000 amended and restated lease (see Note 12). In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000. The total amount of the note is due on March 1, 2019 and was interest free until March 1, 2011, at which time the annual interest rate became 8%. Interest is payable quarterly in arrears, on the first day of June, September, December and March for the immediately preceding quarter with the first payment due June 1, 2011. In accordance with ASC 835-30, "*Imputation of Interest*," the note was initially recorded at its fair value of $4,324,000, which is based on management's estimate of an Exchange-specific rate of 10% that would apply to a comparable 10-year loan to the Exchange from an outside lender. Interest expense of 10% was recognized over the life of the note based on the effective interest method which takes into account the note's discount of $1,676,000 and its annual 8% interest rate.

In March 2014, the Exchange amended its December 2000 amended and restated lease and pursuant to the amendment the Exchange was required to execute an amendment to its $6 million promissory note. The note amendment extended the original due date of March 1, 2019 to June 30, 2025 and reduced the annual interest rate from 8% to 4% effective March 31, 2014. Interest payment dates were unchanged.

Interest expense of 4%, effective March 31, 2014, is recognized over the life of the note. The remaining interest accretion at March 31, 2014 was reamortized through June 30, 2016, the first $600,000 note principal reduction date. For the year ended December 31, 2015, the Exchange recorded interest expense of $491,000, of which $250,000 reduced the note discount.

The note amendment also provided for a reduction of the principal balance in the amount of $600,000 on July 1, 2016 and every year thereafter through 2024 and on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction, effective March 31, 2014, is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2015 recorded note principal reduction and rent credits in the amounts of $533,000.

11. Other Noncurrent Liabilities

The components of other noncurrent liabilities included in the balance sheet were as follows:

December 31,	2015
Tenant improvement allowance	$ 1,020,000
Rent abatement	352,000
Accrued rent	229,000
Total	$ 1,601,000

12. Lease Arrangements and Commitments

The Exchange leases facilities and equipment under operating leases expiring at various dates through 2025. Certain leases contain renewal options and escalation clauses.

In December 2000, the Exchange amended and consolidated its space leases under a master leasing arrangement expiring in 2015. The amended lease became effective August 1, 2002. As an incentive for the Exchange to sign the new lease agreement, the lessor provided a tenant improvement allowance of approximately $4,000,000. The Exchange used this allowance to pay for the cost of certain equipment, office furnishings and leasehold improvements.

In March 2009, the Exchange amended its December 2000 restated lease. The amendment allowed for the Exchange to surrender 87,433 square feet of its then current leased space and to lease an additional 25,426 square feet. The original lease expiration date of June 30, 2015 remained unchanged. As an incentive for the Exchange to sign the lease amendment, the lessor provided a rent abatement of approximately $2,400,000 in 2009, all of which was used by the Exchange to pay for the cost of certain equipment, office furnishings and leasehold improvements.

In March 2014, the Exchange amended its December 2000 amended and restated lease. The amendment allowed for the Exchange to surrender 16,446 square feet of its then current leased space. The original lease expiration date of June 30, 2015 was extended to June 30, 2025. The amendment also provided for immediate rent reduction as of March 31, 2014. As an incentive for the Exchange to sign the lease, the lessor provided a tenant improvement allowance of approximately $1 million to be applied to total construction costs, all of which was used by the Exchange to pay for the cost of leasehold improvements. In addition, the Exchange was required to execute an amendment to its $6 million promissory note (See Note 10).

The tenant improvement allowance and the rent abatement allowance balances at March 31, 2014 were reamortized on a straight-line basis over the term of the new lease. The tenant improvement allowance at December 31, 2015 was $1,139,000, and is included in other current and noncurrent liabilities. The rent abatement allowance at December 31, 2015 was $394,000, and is included in other current and noncurrent liabilities. These allowances are being recognized as reductions of rental expenses on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases, at December 31, 2015, were as follows:

Year ending December 31,	Operating Leases
2016	$ 734,000
2017	752,000
2018	771,000
2019	777,000
2020	794,000
Future years	3,824,000
Total	$ 7,652,000

Net rent expense for 2015 was $626,000. Rent expense includes base rent, taxes, maintenance and other costs related to leased property.

13. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the financial statements through June 21, 2016, the date the financial statements were available for issuance.

In February 2016, the Exchange entered into a definitive agreement to be acquired by an investor group led by Chongqing Casin Enterprise Group (the "Casin Group"). The Board of Directors of CHX has approved the transaction, which is subject to regulatory approvals. The acquisition is expected to close in the second half of 2016.

The Casin Group, headquartered in Chongqing, is a leading diversified holding company in China with investments in financial services, real estate and environmental services. The investor group intends on preserving CHX's current business operations and proprietary trading platform.



CHX Holdings, Inc.

Unaudited Parent Only Financial Statements
Year Ended December 31, 2015

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.


BDO

CHX Holdings, Inc.

Unaudited Parent Only Financial Statements

Year Ended December 31, 2015

CHX Holdings, Inc.

Contents

Unaudited Financial Statements

Unaudited Financial Statements

CHX Holdings, Inc.

Balance Sheet

December 31,		2015
Assets		
Cash and cash equivalents	$	3,124,000
Receivables from subsidiary		15,643,000
Total Assets	$	18,767,000
Liabilities and Shareholders' Equity		
Investment in and losses of subsidiaries	$	17,117,000
Total Liabilities		17,117,000
Shareholders' Equity		
Preferred stock, $0.01 par value – 25,000 shares authorized:		
Series A – 3,563 shares authorized and 2,250 shares of Series A convertible stock, convertible into 225,000 shares of common stock, issued and outstanding; aggregate liquidation preference of $20 million		18,328,000
Series B – 1,500 shares authorized and 144.19 shares of Series B convertible stock, convertible into 14,419 shares of common stock, issued and outstanding		-
Common stock, $0.01 par value – 900,000 shares authorized; 450,000 shares issued and outstanding		5,000
Additional paid-in capital		24,118,000
Accumulated deficit		(40,801,000)
Total Shareholders' Equity		1,650,000
Total Liabilities and Shareholders' Equity	$	18,767,000

CHX Holdings, Inc.

Statement of Operations

Year ended December 31,		2015
Revenues	$	1,000
Total revenues		1,000
Expenses		
General and administrative		49,000
Total expenses		49,000
Net Loss	$	(48,000)

See accompanying notes to financial statements

CHX Holdings, Inc.

Statement of Shareholders' Equity (Deficit)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2015	2,250	$ 18,328,000	155	$ -	450,000	$ 5,000	$24,118,000	$ (43,201,000)	$ (750,000)
Forfeitures	-	-	(11)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(48,000)	(48,000)
Gain on investment in subsidiaries	-	-	-	-	-	-	-	2,448,000	2,448,000
Balance, December 31, 2015	2,250	$ 18,328,000	144	$ -	450,000	$ 5,000	$24,118,000	$ (40,801,000)	$ 1,650,000

See accompanying notes to financial statements.

CHX Holdings, Inc.

Statement of Cash Flows

Year ended December 31,		2015
Cash Flows From Operating Activities		
Net loss	$	(48,000)
Changes in:		
Receivable from subsidiary		24,000
Net cash used in operating activities		(24,000)
Cash Flows From Investing Activities		
Loss in investment in subsidiaries		(67,000)
Net cash used in investing activities		(67,000)
Net Decrease in Cash and Cash Equivalents		(91,000)
Cash and Cash Equivalents, at beginning of year		3,215,000
Cash and Cash Equivalents, at end of year	$	3,124,000
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for income taxes	$	24,000
Cash paid during the year for interest	$	-

See accompanying notes to financial statements.

1. Description of Business

CHX Holdings, Inc. (CHX Holdings) is a for-profit, Delaware stock corporation. CHX Holdings owns 100% of Chicago Stock Exchange, Inc. (CHX) and CHXBD, LLC (CHXBD). CHX is an equity exchange in the United States of America. CHXBD, a Delaware limited liability corporation, is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. CHXBD began executing securities transactions in June 2015.

In July 2006, CHX Holdings entered into a strategic transaction in connection with the investment by Banc of America Strategic Investments Corporation; Bear REX, Inc., an affiliate of Bear, Stearns & Co., Inc., which was subsequently acquired by JPMorganChase, Inc.; E*Trade Capital Markets Execution Services, LLC; and The Goldman Sachs Group, Inc. (collectively, the Investors). The transaction involved the issuance of 2,250 shares of Series A Convertible Preferred Stock, $0.01 par value per share (Series A Convertible Preferred Stock). These securities are further discussed in Note 4.

This report represents the unaudited accounts of CHX Holdings, the parent company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds which invest in U.S. Treasury bills, notes, bonds, other U.S. obligations issued or guaranteed by the U.S. Treasury and securities purchased under resale agreements collateralized by U.S. Government securities. The Federal Deposit Insurance Corporation provides insurance coverage in the amount of $250,000 per deposit at each financial institution and CHX Holdings' non-interest-bearing cash balances may exceed federally insured limits.

Income Taxes

CHX Holdings files tax returns with its wholly owned subsidiaries. The allocation of income tax expense (benefit) is based on what the subsidiary's current and deferred tax expense would have been had the subsidiary filed a separate return.

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the FASB issued certain provisions of ASC 740, "*Income Taxes,*" related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2015.

Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Receivables from Subsidiary

Receivables from subsidiary consist of funds paid on behalf of or advanced to CHX for operating expenses. Such transactions are recorded as intercompany receivables and no interest is charged on the balances. There is no specific due date for these receivables and settlement of such receivables has not been demanded by CHX Holdings. CHX Holdings has no intention of demanding settlement of such receivables within the next year.

4. Shareholder's Deficit

Preferred Stock

CHX Holdings has authorized 25,000 shares of $0.01 par value preferred stock.

Series A

In July 2006, as part of a strategic transaction, 3,563 shares of preferred stock were designated Series A Convertible Preferred Stock. Each share is convertible into 100 shares of common stock. In July 2006, CHX Holdings issued 2,250 shares of Series A Convertible Preferred Stock to certain investors.

The Certificate of Designations sets forth the privileges and restrictions of the Series A Convertible Preferred Stock. In the event of any merger, consolidation, sale, lease, transfer, exclusive license or other disposition of substantially all the assets of the corporation or a dissolution or winding up of the corporation, whether voluntary or involuntary (a "Deemed Liquidation Event"), as defined in the Certificate of Designations, the holders of the Series A Convertible Preferred Stock are entitled to either (i) be paid out of the assets of the Company available for distribution to its shareholders and before any payment shall be made to holders of junior securities, an amount per share equal to the Series A Convertible Preferred Stock original issue price of $8,888.89 plus dividends declared but not paid or (ii) convert their Series A Convertible Preferred Stock into common stock and participate in the distribution of assets on a pro-rata basis with the holders of common stock. During 2015, no dividends were declared or paid on the Series A Convertible Preferred Stock.

Series B

In October 2007, the Board of Directors (the "Board") of CHX Holdings, as part of the CHX Holdings Long-Term Incentive Plan (LTIP), authorized the designation of 1,500 shares of preferred stock as Series B Convertible Preferred Stock. An aggregate of 1,050 shares are available for awards under the plan, which may be granted in the form of nonqualified stock options, restricted stock, restricted stock units and bonus stock. Awards may vest based on continued service, satisfaction of performance goals or both service and performance. The Series B Convertible Preferred Stock was designed to act as a common stock equivalent. Each share may be converted into 100 shares of common stock by a majority vote of the Board. The Compensation Committee of the Board may select eligible persons to receive awards and determine the form, amount and timing of each award and all other terms and conditions of each award, including the number of shares subject to the award and the vesting period and applicable performance goals. Upon a change in control of CHX, the Board, in its discretion, may (i) cause some or all outstanding awards to become fully vested and/or exercisable; (ii) cause outstanding awards to be converted into awards relating to the stock of CHX resulting from the transaction (or CHX Holdings), with or without accelerated vesting; or (iii) cause all outstanding awards, with or without accelerated vesting, to be canceled in exchange for a cash payment equal to, in the case of an option, the intrinsic value, at the time of the change in control or, in the case of a restricted stock or restricted stock unit award, the value of the award at the time of the change in control. The plan will terminate 10 years after its effective date unless terminated earlier by the Board.

In April 2008, CHX Holdings granted an aggregate of 351.61 shares of restricted Series B Convertible Preferred Stock under the LTIP. One-third of the restricted shares could have vested on each of December 31, 2010, 2009, and 2008, provided the restricted shareholder remained continuously employed through the applicable vesting date and that CHX Holdings met certain cash thresholds. The cash thresholds were not attained and, pursuant to the LTIP, the vesting was deferred until such thresholds are met or, until a change in control as defined in the LTIP. Due to employee changes, 144.19 shares of Series B Convertible Preferred stock remain issued and outstanding as of December 31, 2015, and none of the shares were vested. During 2015, no dividends were declared or paid on the Series B Convertible Preferred Stock.

Common Stock

CHX Holdings common stock is a restricted security under the Securities Act of 1933 and is subject to specific ownership, voting and transfer restrictions. Subject to applicable limitations under Delaware law, and the protective provisions of the holders of Series A Convertible Preferred Stock, holders of CHX Holdings common stock are entitled to receive such dividends or other distributions as may be declared by the Board out of funds legally available for those purposes. During 2015, no dividends were declared or paid on the common stock

5. Contingencies

From time to time, CHX Holdings may be involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of CHX Holdings.

6. Income Taxes

CHX Holdings had net deferred tax assets at December 31, 2015 in the amount of $138,000. The deferred net assets were generated by net operating losses.

CHX Holdings believes that it is more likely than not that as of December 31, 2015, all of the net deferred tax assets will not be recognized and will not provide a financial statement benefit in the future. Based upon consideration of CHX Holdings' history of operating losses and the uncertainty of overall profitability in the future, management believes that the valuation allowance of $138,000 at December 31, 2015 was sufficient to reduce the net deferred tax assets to $0.

7. Investments in and Losses of Subsidiaries

The investment in and losses of subsidiaries consists of the initial investments in CHX and CHXBD adjusted for any subsequent investments, and accumulated gains and losses recorded at each subsidiary.

8. Subsequent Event

In February 2016, CHX entered into a definitive agreement to be acquired by an investor group led by Chongqing Casin Enterprise Group ("Casin Group"). The Board of Directors of CHX has approved the transaction, which is subject to regulatory approvals. The acquisition is expected to close in the second half of 2016.

The Casin Group, headquartered in Chonqing, is a leading diversified holding company in China with investments in financial services, real estate and environmental services. The investor group intends on preserving CHX's current business operations and proprietary trading platform.

This form has NOT yet been submitted to FINRA. Please review the answers you provided. You must return to the editable version of the form and press the Submit button to send this information to FINRA.

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf

Name of Auditor *		PCAOB # *	
BAKER TILLY		23	
Auditor Address - Street *	City *	State *	Zip Code *
205 N MICHIGAN AVE	CHICAGO	IL	60601

Auditor Main Phone Number *

(312) 729-8000

Lead Audit Partner Name *

TIM KOSIEK

Lead Audit Partner Direct Phone Number *

(612) 876-4901

Lead Audit Partner Email Address *

TIM.KOSIEK@BAKERTILLY.COM

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5( )(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] AND Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] AND Independent Public Accountant's Examination of the Compliance Report AND Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] AND Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

- For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership
- For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: *

CHXBD, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-69228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2015** and ending **December 31, 2015**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
CHXBD, LLC.

Official Use Only
Firm ID No

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
440 S. LaSalle Street.
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald Brzezinski (312) 663-2660.
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – if individual, state last, first, middle name)
205 North Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Brzezinski, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CHXBD, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Financial Operations and Principal

Title

Signed before me on the 26th day of February 2016

Notary Public



OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/21/18

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

CHXBD, LLC
Table of Contents
December 31, 2015



BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of CHXBD, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CHXBD, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHXBD, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of CHXBD, LLC's financial statements. The supplemental information is the responsibility of CHXBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 26, 2016

BAKER TILLY
INTERNATIONAL

CHXBD, LLC
Statement of Financial Condition
December 31, 2015

	December 31, 2015
ASSETS	
Cash and cash equivalents	$ 164,362
Receivable from clearing organization	112,620
Receivable from FINRA	11,288
Prepaid expenses	2,404
Receivable from affiliate	4,071
Total assets	$ 294,745
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 26,693
Total Liabilities	26,693
Member's Equity	268,052
Total Liabilities and Member's Equity	$ 294,745

See notes to financial statements.

CHXBD, LLC
Statement of Operations
Year ended December 31, 2015

Revenues	
Transaction Fees	$ 6,037
Total revenues	6,037
Expenses	
Execution fees	28,770
Professional and other outside services	22,351
General and administrative	15,886
Total expenses	67,007
Net loss	$ (60,970)

See notes to financial statements.

CHXBD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

	Total Member's Equity
Balance, January 1, 2015	$ 262,022
Capital contributions	67,000
Net loss	(60,970)
Balance, December 31, 2015	$ 268,052

See notes to financial statements.

CHXBD, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (60,970)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivable from clearing organization	(2,620)
Receivable from FINRA	225
Prepaid expenses	(261)
Receivable from affiliate	(4,071)
Accrued liabilities	13,632
Net cash used in operating activities	(54,065)
Cash flows from financing activities	
Proceeds from capital contributions	67,000
Net increase in cash and cash equivalents	12,935
Cash, at beginning of year	151,427
Cash, at end of year	$ 164,362

See notes to financial statements.

CHXBD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2015

1. Organization

CHXBD, LLC, (the "Company") or ("CHXBD"), a Delaware limited liability company, was formed on June 20, 2012. The Company is a wholly-owned subsidiary of CHX Holdings, Inc. ("CHXH"). The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statement is set forth below:

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. At December 31, 2015, the balance in cash and cash equivalents consisted entirely of cash.

Receivable from Clearing Organization — Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue Recognition — Transaction fee revenue is generated by providing order routing services to its affiliate the Chicago Stock Exchange, Inc. (CHX), a wholly-owned subsidiary of CHXH. The transaction fee revenue is earned on the routing of executed orders and recorded on the trade date.

Income Taxes — As a limited liability company with a single member, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2015.

2. Summary of Significant Accounting Policies (continued)

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2013, 2014 and 2015 are subject to examination by the relevant tax authorities.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Related-Party Transaction

The Company has entered into an expense sharing agreement with CHXH and CHX. The agreement, among other things, provides for CHX to pay for certain expenses such as, but not limited to salaries, rent, telephone, copy services, etc. on behalf of the Company. The agreement also states that the Company has no obligation, legally or otherwise, to the vendors for such costs as described in the agreement and furthermore, that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate CHX or CHXH for such costs. Such expenses are excluded from the Company's financial statements and totaled $114,069 for the year ended December 31, 2015.

CHXBD incurs SRO and trading permit fees which are payable to CHX. During 2015, CHXBD recorded SRO and trading permit fee expense in the amounts of $7,200 and $7,200, respectively, which are included in general and administrative expense on the statement of operations.

The receivable from affiliate at December 31, 2015 consists primarily of routing fees generated by services performed by the Company for its affiliate.

4. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

4. Fair Value Disclosure (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2015, the Company had no Level 1, Level 2, or Level 3 assets.

5. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 2% of "aggregate debt items" arising from customer transactions, as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $261,577 and $5,000, respectively.

6. Commitments

The Company has entered into an agreement with its clearing broker that requires a minimum monthly fee of $8,333 for clearing and execution services. The minimum fee commenced on October 1, 2015 and as a result CHXBD incurred $25,000 of such fees in 2015 which are included in execution fees on the statement of operations.

7. Subsequent Events

The Company has evaluated events and transactions through February 26, 2016 the date the financial statement were issued. Management has determined that there were no material events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

Computation of Net Capital

	2015
Total Member's Equity	$ 268,052
Deductions And/Or Charges	
Non-Allowable assets:	
Receivable from affiliate	4,071
Prepaid expenses	2,404
Net Capital	$ 261,577

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued expenses	$ 26,693
Total Aggregate Indebtedness	$ 26,693

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

Computation of Basic Net Capital Requirement

	2015
Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$256,577
Net Capital Less Greater of 10% of Total Aggregate indebtedness or 120% of Minimum Dollar Net Capital Required	$255,577
Ratio: Aggregate Indebtedness to Net Capital	.10 to 1

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

CHXBD, LLC
Supplementary Information
Schedule II – Computation for the Determination of Revenue Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2015
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2015

CHXBD, LLC

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CHXBD, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CHXBD, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which CHXBD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CHXBD, LLC stated that CHXBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CHXBD, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CHXBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 26, 2016

CHXBD

Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

February 10, 2016

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2015 through December 31, 2015, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,



Albert J. Kim
Deputy Chief Compliance Officer


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT I – filed and current as of June 29, 2016

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Audited Financial Statements of Chicago Stock Exchange, Inc. attached.


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT J - filed and current as of June 29, 2016

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT K – filed and current as of June 29, 2016

This exhibit does not apply as 100% of the Exchange's common stock is owned by CHX Holdings, Inc., a Delaware corporation.


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT M – filed and current as of June 29, 2016

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. Date of election to membership or acceptance as a participant, subscriber or other user;

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

3. Principal business address and telephone number;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and


CHX
CHICAGO
STOCK
EXCHANGE

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

6. The class of membership, participation or subscription or other access.

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT N – filed and current as of June 29, 2016

Provide a schedule of each of the following:

1. The securities listed on the exchange, indicating for each the name of the issuer and a description of the security;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

   Please see Certificate Regarding Certain Information Continuously Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN INFORMATION CONTINUOUSLY AVAILABLE ON AN INTERNET WEBSITE

The Chicago Stock Exchange, Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(3) pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) The information required in Exhibits A, B, M and N and certain information required in Exhibits C and J is available continuously on an Internet web site controlled by the Exchange and located at http://www.chx.com/.

3) The Exchange hereby certifies, to the best of its information and knowledge, the accuracy of the information as of the date of its publication.

4) The information contained on the Internet website which is required in Exhibits A, B, C, J, M and N is as follows:

Exhibit A — A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B — A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C — For CHX Holdings, Inc., parent of the Exchange the following information:

6. Name and address of organization.

7. Form of organization (e.g., association, corporation, partnership, etc.)

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

Exhibit J A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

3. Principal business address and telephone number;

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security.

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 29th day of June, 2016.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) Certain information required in Exhibits M and N is kept up to date by the Exchange's Participant Services and Listing Departments and is available to the Commission and the public upon request.

4) The information required in Exhibits J, M and N for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit M — Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

2. Date of election to membership or acceptance as a participant, subscriber or other user;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule of each of the following:

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 29th day of June, 2016.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel